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TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA REJECTS SILVER STANDARD PROPOSAL ON SAN LUIS PROPERTY

Vancouver, B.C., November 18, 2010: Esperanza Resources Corp. (EPZ) announces that it has received a proposal from Silver Standard Resources Inc. to purchase Esperanza’s share of the companies’ San Luis Joint Venture in Peru.  Silver Standard proposed to acquire Esperanza’s interest for US$20 million and a 1.5% net smelter royalty.  After due consideration, Esperanza has rejected the proposal and looks forward to working with Silver Standard realizing the full value of this high-grade gold and silver deposit.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: (866) 890 5509 info@epzresources.com www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.